Filed by Minebea Co., Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: MITSUMI ELECTRIC CO., LTD. (File Number: 132-02801)
Dated November 10, 2016

November 2, 2016
To whom it may concern:

Company Name:	Minebea Co., Ltd
Representative:	Yoshihisa Kainuma Representative Director, President and Chief Executive Officer
(Code No. 6479, TSE Div. No. 1)
Contact:	Hiromi Yoda Director, Senior Managing Executive Officer
Phone:	+81-(0)3-6758-6711

Notice Regarding Dividends on Surpluses (Interim Dividend) and Revised Year-end Dividend Forecast

Minebea Co., Ltd. announced today that it has revised dividend forecast announced on May 10, 2016 for the fiscal year ending March 31, 2017 (from April 1, 2016 to March 31, 2017).

1.	Details of Dividend
	Amount decided	Most recent dividend forecast announcement (announced May 10, 2016)	Results for the previous fiscal year (interim dividend in the fiscal year ended March 31, 2016)
Record date	September 30, 2016	Same as left	September 30, 2015
Dividends per share	7.00 yen	Undecided	10.00 yen
Total dividends	2,624 million yen	-	3,740 million yen
Effective date	December 5, 2016	-	December 4, 2015
Funding for dividends	Retained earnings	-	Retained earnings

2.	Details of Change of the Dividend Forecast
Annual dividend
	End of second quarter	Year-end	For the year
Previous forecast (announced on May 10, 2016)	Undecided	Undecided	Undecided
Revised forecast		7.00 yen	14.00 yen
Results for the current fiscal year	7.00 yen
Results for the previous fiscal year (ended March 31, 2016)	10.00 yen	10.00 yen	20.00 yen

3.	Reasons for Revisions
Our dividend forecast is based on our basic dividend policy that gives priority to enhancing equity efficiency and improving returns to our shareholders. Dividends are calculated to reflect performance in light of the overall business environment as we aim to maintain a stable and continuous distribution of profits.
Working in line with our basic policy and in consideration of performance projections for this fiscal year, we have lowered the interim dividend by 3 yen to make it 7 yen per share and lowered the year-end dividend by 3 yen to make it 7 yen per share.
We bought back convertible bonds worth 13,896 million yen in order to prevent the dilution of our shares resulting from the integration with MITSUMI ELECTRIC CO., LTD. that will occur through a share exchange scheduled to take place this fiscal year.

(Note)
The forecasts contained in this press release are made based on the information available as of the date of the announcement and may differ from the forecasts due to a variety of factors in the days to come.

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Minebea may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible share exchange (the “Share Exchange”) pertaining to a business integration between the two companies, if it is consummated. The Form F-4 (if filed in connection with the Share Exchange) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of MITSUMI prior to the shareholders’ meeting at which the Share Exchange will be voted upon. The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about the two companies, the Share Exchange and related matters. U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Exchange carefully before they make any decision at the shareholders’ meeting with respect to the Share Exchange. Any documents filed with the SEC in connection with the Share Exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the contact of Minebea below.

Contacts for inquiries regarding the Business Integration
Minebea
Minebea Co., Ltd.
4106-73, Oaza Miyota, Miyota-machi, Kitasaku-gun, Nagano 389-0293, Japan
Takayuki Ishikawa, General Manager
Corporate Communications Office
Tel: 03-6758-6703
Email: corporate_communication@minebea.co.jp